Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 14, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Karina Dorin, Staff Attorney

Re:	TOP Ships Inc. Amendment No. 2 to Registration Statement on Form F-1 Filed January 8, 2020 File No. 333-234744
Dear Ms. Dorin:
In response to discussions with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1 (the “Form F-1”) that was initially filed via EDGAR on November 18, 2019 and thereafter amended on December 27, 2019 and January 8, 2020, the Company has added disclosure to the Form F-1 relating to the compensation of the directors and officers of the Company during fiscal year 2019. The Company has today filed via EDGAR this letter, together with its third amended Form F-1 (“Amendment No. 3”), which includes the added disclosure relating to compensation on page 5 and certain other updates for the passage of time.
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If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:          Evangelos Pistiolis
TOP Ships Inc.